UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Percentage calculated based on the total number of 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the current report on Form 6-K (the “Form 6-K”) furnished to the Securities Exchange Commission (the “SEC”) by the Issuer (as defined below) on November 13, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on November 13, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on November 13, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on November 13, 2019.

CUSIP No. G21515104

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) filed by CCCP IV, CCP IV GP, CCPL, CCHL (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D previously filed jointly with the SEC on June 18, 2018 (the “Initial Filing”) by CCRE Holdings Limited, CCMB and CCHL, as amended by Amendment No. 1 to the Initial Filing filed on August 27, 2018 by CCRE Holdings Limited, CCMB and CCHL (the “Amendment No. 1”), Amendment No. 2 to the Initial Filing filed on October 16, 2018 by CCCP IV, CCP IV GP, CCPL, CCHL and CCMB (the “Amendment No. 2”), Amendment No. 3 to the Initial Filing filed on October 31, 2018 (the “Amendment No. 3”) by CCCP IV, CCP IV GP, CCPL and CCHL and Amendment No. 4 to the Initial Filing filed on September 20, 2019 by CCCP IV, CCP IV GP, CCPL and CCHL (the “Amendment No. 4,” together with the Initial Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). The Reporting Persons entered into a joint filing agreement, dated as of October 16, 2018, a copy of which was filed with the Amendment No. 2 as Exhibit 1.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 23, 2020, CCCP IV, through its wholly-owned subsidiary, 2019B Cayman Limited (the “Purchaser”, or “2019B Cayman”), acquired 266,533 Ordinary Shares from Double Double Holdings Limited (the “Seller”, or “Double Double” ) in a privately negotiated transaction (the “January 2020 SPA Transaction”) for an aggregate purchase price of US$31,983,960 pursuant to a share purchase agreement, dated January 23, 2020, by and between the Seller and the Purchaser (the “January 2020 SPA”). The source of fund will be primarily from credit facilities provided by third party financial institutions.

CUSIP No. G21515104

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On January 23, 2020, 2019B Cayman, as the Purchaser, entered into the January 2020 SPA with Double Double, as the Seller. Pursuant to, and subject to the terms and conditions of the January 2020 SPA, Double Double agreed to sell to 2019B Cayman 266,533 Ordinary Shares.

The closing of the January 2020 SPA Transaction, including the sale and purchase of the Ordinary Shares, is subject to customary closing conditions contained in the January 2020 SPA; provided that in no event shall the closing occur prior to the later of (i) the date that is 30 days following the date on which a transaction statement on Schedule 13E-3 of the Issuer in respect of the transactions contemplated by the January 2020 SPA and the Other SPAs (as defined below) is first filed with the SEC and (ii) the date that is 20 days following the date that such Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Securities Exchange Act of 1934.

On January 23, 2020, CCCP IV, other existing Initial Consortium Members, Double Double and Point Forward Holdings Limited (“Point Forward”) entered into an amendment No. 1 to the Consortium Agreement (the “Consortium Agreement Amendment”) to reflect, among other things, certain changes in the Rollover Securities held by the members of the Buyer Consortium and their respective affiliates that would occur if the transactions contemplated by the January 2020 SPA and the Other SPAs are consummated.

In connection with the entry into the January 2020 SPA and the Consortium Agreement Amendment by and among CCCP IV and the other parties, the Issuer has granted to CCCP IV and other relevant parties waivers from complying with certain restrictions as agreed to under (i) those certain investor rights agreements between each of CCCP IV and other parties and the Issuer, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by and between each of CCCP IV and other parties and the Issuer. The Issuer has further agreed that the parties to the Consortium Agreement Amendment, January 2020 SPA, as well as other share purchase agreements entered into by Double Double and other purchasers (“Other SPAs”) will not each be deemed an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into the Consortium Agreement, January 2020 SPA and Other SPAs.

References to the January 2020 SPA and the Consortium Agreement Amendment in this Amendment No. 5 are qualified in their entireties by reference to the January 2020 SPA and the Consortium Agreement Amendment, copies of which are attached hereto as Exhibits 3 and 4 incorporated herein by reference in their entireties.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof.

CUSIP No. G21515104

			Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
CCCP IV	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCP IV GP	3,743,868(3)	9.7%	3,743,868	0	3,743,868	0
CCPL	3,743,868(3)	9.7%	3,743,868	0	3,743,868	0
CCHL	3,743,868(3)	9.7%	3,743,868	0	3,743,868	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is calculated based on the total number of 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on November 13, 2019.

(3)	Represents 3,743,868 Ordinary Shares, beneficially owned by CCCP IV.

Each of CCPL and CCHL may be deemed to beneficially own the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No. 5 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       To the best of the Reporting Persons’ knowledge, except as set forth herein, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 5(a)-(b).

(d)       To the best knowledge of the Reporting Persons, except as set forth herein, no person (other than the Reporting Persons) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 5.

(e)       Not applicable.

CUSIP No. G21515104

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

The descriptions of the principal terms of the January 2020 SPA and the Consortium Agreement Amendment under Item 4 are incorporated herein by reference to this Item 6 in their entireties.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 3	January 2020 SPA, dated January 23, 2020 by and between Double Double and 2019B Cayman (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D filed with the SEC by Centurium Capital Partners 2018, L.P. on January 24, 2020)

Exhibit 4	Consortium Agreement Amendment dated January 23, 2020 by and among Double Double, Point Forward and other existing Initial Consortium Members (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed with the SEC by Centurium Capital Partners 2018, L.P. on January 24, 2020)

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 5 to Schedule 13D]

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer and Director – CCHL; Director –CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL; Director – CCP IV GP Ltd. and 2019B Cayman Limited	10/F, Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited; Director – CCP IV GP Ltd.	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Fung Yee Man, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer, Senior Managing Director – CCHL; Director – CITIC Capital Partners Limited, CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	Vice Chairman, President, Head of Asset Management & Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Al Kuwari, Abdulla Ali M A	Qatar	Principal – Qatar Investment Authority; Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd.; Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited; Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong

Lin, Yun-Ku	Taiwan	President – Fubon Financial Holdings Venture Capital Corp.; Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi Mohammed, Saif SS	Qatar	Head (New York) – Qatar Investment Authority; Director – CCHL	9 West 57th Street, 34th Floor, New York, NY 10019, USA

Qian, Guorong	China	Vice Chairman, President – CITIC Capital Equity Investment (Tianjin)	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Cheung, Miu	Australia	Senior Managing Director & Managing Partner of Structured Investment & Finance – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director & Managing Partner of Real Estate – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Allegaert, Hans Omer	Belgium	Director – CCP IV GP Ltd. and 2019B Cayman Limited	Suite 540, 410 Park Avenue, New York, NY 10022, USA

Xu, Zhichao	China	Vice Chairman, Head of Special Situations & President of CITIC Capital (Ningbo) Investment Management – CCHL	9/F, East Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, China

Xin, Yuesheng	China	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhan, Weibiao	China	Director – CCHL; Managing Director – Tencent Holdings Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong